POLYMET MINING CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 15, 2015

Dear Shareholder:

            You are receiving this notification as PolyMet Mining Corp. (“PolyMet”) has elected to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders’ meeting. However, instead of a paper copy of the Management Proxy Circular, shareholders receive this notice along with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

            NOTICE IS HEREBY GIVEN that the 2015 Annual General and Special Meeting (the “Meeting”), of shareholders of PolyMet will be held on Wednesday, July 15, 2015 at 10:00 a.m. (Toronto Time), at The York Room, Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, for the following purposes:

1.	to receive the 2015 Annual Report, including the audited consolidated financial statements for the fiscal year ended January 31, 2015 and the report of the auditor on those financial statements;

2.	to elect eight directors to hold office until the close of the next annual meeting of shareholders;

3.

to appoint PricewaterhouseCoopers LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditor;

4.

to consider, and if thought fit, re-approve PolyMet’s 2007 Omnibus Share Compensation Plan (the “Omnibus Plan”), as approved by shareholders in 2007, 2010 and subsequently amended and restated by shareholders in 2012;

5.

to consider, and if thought fit, re-approve PolyMet’s Amended and Restated Shareholder Rights Plan (the “Rights Plan”), as amended and restated by the shareholders in 2007, 2008, confirmed in 2011 and subsequently amended and restated by shareholders in 2013, and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

            Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

            The Board of Directors has fixed the close of business on May 20, 2015 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only the registered shareholders as of the close of business on May 20, 2015 will be entitled to vote, in person or by proxy, at the Meeting.

            Whether or not you plan to attend the Meeting, PolyMet urges you to, as promptly as possible, complete and return the form of proxy, or vote by proxy over the Internet, mail or telephone, as instructed in the Management Proxy Circular. To be effective, your form of proxy must be received by Broadridge, 51 Mercedes Way, Edgewood, NY, 11717, no later than Monday July 13, 2015 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

            If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) Broadridge, if you have given permission to your intermediary to disclose your share ownership information to PolyMet; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

            Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Management Proxy Circular was filed on SEDAR. Such requests may be made through the Internet by going to www.proxyvote.com and entering the 12-digit control number located on the voting instruction form or notification letter provided to beneficial shareholders and following the instructions provided. Alternatively, such requests may be made by telephone at any time prior to the meeting by dialing 1-800-690-6903 and entering the 12-digit control number provided on the voting information form or notification letter provided to beneficial shareholders and following the instructions provided.

            To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least fourteen business days in advance of the Annual General and Special Meeting and time set out in the proxy or voting instruction form.

VOTING

            Beneficial shareholders are asked to return their voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-690-6903

FACSIMILE:	1-866-623-5305 (For Canadian Shareholders only)

MAIL:	Broadridge Financial c/o Vote Processing, 51 Mercedes Way, Edgewood NY 11707

By Order of the Board of Directors

signed “Jonathan Cherry”

Jonathan Cherry
President & Chief Executive Officer

Toronto, Ontario
May 20, 2015

POLYMET MINING CORP.

MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 15, 2015

            Unless the context otherwise requires, in this Management Proxy Circular all references to “PolyMet” and the “Company”, refer to PolyMet Mining Corp. and its subsidiaries. Unless otherwise stated, information in this Management Proxy Circular is given as at May 20, 2015. All references in this Management Proxy Circular to “$” or to “US$” are to U.S. dollars. Any references to “C$” are to Canadian dollars.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2015 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

            PolyMet has sent this Notice of Annual General and Special Meeting and Management Proxy Circular or Notice of the Meeting, together with the form of proxy (the “Form of Proxy”), because the Board of Directors is soliciting your proxy to vote at the 2015 Annual General and Special Meeting (the “Meeting”) of shareholders. This Management Proxy Circular contains information about the matters to be voted on at the Meeting and important information about PolyMet. As many of the shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting. References in this Management Proxy Circular to the Meeting include any adjournments or postponements of the Meeting.

            PolyMet intends to mail a Notice of the Meeting on or about June 5, 2015 to all of the shareholders entitled to vote at the Meeting.

Delivery of Management Information Circular

            The Canadian Securities Administrators have adopted amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, which allow the use of a “notice and access” system for the delivery of proxy related materials, annual financial statements and related management’s discussion and analysis (the “Annual Materials”).

            Under this system, reporting issuers are permitted to deliver the Annual Materials by posting them on SEDAR as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Annual Materials under this system. The notice package must include (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Annual Materials; and (iv) a plain-language explanation of how the notice and access system works and how the Annual Materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders for whom consent to electronic delivery has not been received.

            PolyMet has elected to send the Annual Materials to Beneficial Shareholders using the notice and access system. As such, PolyMet will send the above mentioned notice package to beneficial shareholders which will include instructions on how to access PolyMet’s Annual Materials online and how to request a paper copy. Distribution of the Annual Materials under this system not only reduces printing and mailing costs, but it also reduces PolyMet’s impact on the environment.

What is the date, time and place of the Meeting?

            The Meeting will be held in The York Room, Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, on Wednesday, July 15, 2015, at 10:00 a.m. (Toronto Time).

Who can vote at the Meeting?

            Only registered shareholders as at the close of business on May 20, 2015 will be entitled to vote at the Meeting. As at May 20, 2015, there are 276,505,583 common shares without par value of PolyMet (“Common Shares”) issued and outstanding. Each person voting at the Meeting has one vote in a vote by show of hands. If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.

Registered Shareholder: Common Shares Registered in Your Name

            If on May 20, 2015, your Common Shares were registered directly in your name with the registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder. As a registered shareholder, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, PolyMet urges you to, as promptly as possible, complete and return the Form of Proxy, or vote by proxy over the Internet, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

            If on May 20, 2015, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”. The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Depositary Trust Company in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting. As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name. You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

            At the Meeting, the shareholders will be asked to vote on the following resolutions:

  to elect eight directors to hold office until the close of the next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditor;

  to consider, and if thought fit, re-approve PolyMet’s 2007 Omnibus Share Compensation Plan (the “Omnibus Plan”), as approved by shareholders in 2007, 2010 and subsequently amended and restated by the shareholders in 2012; and

  to consider, and if thought fit, re-approve PolyMet’s Amended and Restated Shareholder Rights Plan (the “Rights Plan”), as amended and restated by the shareholders in 2007, 2008, confirmed in 2011 and subsequently amended and restated by the shareholders in 2013.

How does the Board recommend that I vote?

            The Board of Directors believe that the fixing of the number of directors at eight, the election of management’s eight nominees to the Board of Directors, the appointment of PricewaterhouseCoopers LLP as the auditor, re-approving the Omnibus Plan and re-approving the Rights Plan are each in the best interests of PolyMet and the shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named management nominees for election to the Board of Directors and “FOR” each of the other matters.

What vote is required in order to approve each proposal?

            Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to the Board of Directors who receive the largest number of favourable votes will be elected directors, up to the maximum number of directors established by the shareholders. Shareholders are not entitled to cumulative votes for the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

            A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as the auditor and independent registered public accounting firm.

            A simple majority of the votes of the disinterested shareholders (the votes of securities held directly or indirectly by insiders who hold current outstanding stock options or other Awards under the Omnibus Plan and their associates) cast by proxy or in person at the Meeting is required to approve the resolution re-approving the Omnibus Plan.

            To re-approve the Rights Plan, there are two votes required: (a) a simple majority of the votes cast by proxy or in person at the Meeting; and (b) a simple majority of the votes cast by proxy or in person at the Meeting other than (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding voting shares of PolyMet, and (ii) the associates, affiliates and insiders of anyone referred to in (i) above.

            Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of the Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Registered Shareholder: Common Shares Registered in Your Name

            If you are a registered shareholder you may vote by proxy or in person at the Meeting. Whether or not you plan to attend the Meeting, PolyMet urges you to vote by proxy to ensure your vote is counted. You may still attend the Meeting and vote in person if you have already voted by proxy.

  To vote in person at the Meeting, please come to the Meeting and you will receive an attendance card when you arrive.

  To vote by proxy over the telephone, please call 1-800-690-6903 up until 11:59 p.m. Eastern Time on Monday July 13, 2015.

  To vote using a Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

  To vote by proxy over the Internet, go to www.proxyvote.com and follow the online voting instructions and refer to your holder account number and proxy access number provided on the Form of Proxy.

            Whether you are voting by paper or Internet proxy, your proxy must be received by Broadridge, Attention: Vote Processing, 51 Mercedes Way, Edgewood, NY, 11717 no later than July 13, 2015 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

            If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

            You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the Form of Proxy. To exercise this right, please insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

            PolyMet has two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to PolyMet, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”. As allowed under Canadian provincial securities laws, PolyMet has obtained a list of the non-objecting beneficial owners from intermediaries and has used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

            If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Broadridge. If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

            The voting instruction form that you will receive is similar to the proxy that PolyMet provides to the registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

  To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

  To vote in person at the Meeting, you must instruct Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

            If you have any questions, contact Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

            The proxyholder will vote according to instructions in the proxy on any ballot, which may be called for and for which a choice has been specified. Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” the election of management’s nominees for election to the Board of Directors and “FOR” each of the other motions proposed to be made at the Meeting as stated in the proxy.

            The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting. The Board of Directors knows of no such amendment, variation or other matter that is to be presented for action at the Meeting. However, if any other matters which are not now known to the Board of Directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

            A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy. Under the bylaws, the quorum for the Meeting is two shareholders present in person or by proxy holding or representing at least 5% of the Common Shares. If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

            This means that you own Common Shares that are registered under different names. For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy over the Internet, and complete and return all voting instruction forms in order to vote all of the Common Shares you own. Each paper proxy you receive will come with its own return envelope. If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

            Yes, if you are a registered shareholder and have voted by paper or Internet proxy, you may revoke your proxy by delivering a duly executed proxy by paper or Internet with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at the Company’s registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Denise Nawata, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

            Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used. You may also revoke your proxy in any other manner permitted by law.

            If you are a non-objecting beneficial owner, you should contact Broadridge in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Broadridge. Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

            PolyMet will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials. Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold Common Shares for beneficial shareholders. PolyMet will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to beneficial shareholders. In addition, proxies may be solicited by certain directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail. No additional compensation will be paid to directors, officers or other employees for soliciting proxies. PolyMet may, if determined advisable, retain at its cost an agency to solicit proxies in Canada and in the United States.

How can I make a shareholder proposal for PolyMet’s 2016 Annual Meeting?

            If you want to propose a matter for consideration at the 2016 Annual Meeting, then that proposal must be submitted to PolyMet at the Company’s registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Denise Nawata, no later than January 15, 2016 (90 days before the anniversary date of the filing of the 2015 Notice of Meeting). To be eligible to submit a proposal, a person:

•	must be, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of Common Shares:

	-	that is equal to at least 1% of the total number of outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal, is at least $2,000; or

•

must have the support of persons who, in the aggregate, and not-including the person that submits the proposal, have been, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of Common Shares:

	-	that is equal to at least 1% of the total number of outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal, is at least $2,000.

For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), contain:

•	the name and address of the person and of the person’s supporters, if applicable; and

•	the number of Common Shares held or owned by the person and the person’s supporters, if applicable, and the date the Common Shares were acquired.

What if I have any questions regarding the Meeting?

            If you have any questions regarding the Meeting, please contact either Broadridge or PolyMet as follows:

Broadridge

• by phone:	1-800-693-6903, or

• by mail:	51 Mercedes Way, Edgewood, NY 11717

PolyMet

       •        by phone: 1-416-915-4149;

       •        by email: info@polymetmining.com, or

       •        by mail: First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7

How can I find out the results of the voting at the Meeting?

            Preliminary voting results will be announced at the Meeting. Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available on the Internet at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available on the Internet at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

            As of May 20, 2015, to the knowledge of the directors and executive officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, other than Glencore AG, which holds 28.5% of the outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

1. Presentation of Financial Statements

            The audited consolidated financial statements of the Company for the financial year ended January 31, 2015, together with the report of the auditors thereon, will be placed before the Meeting. Copies of the financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge. These documents are also available through the Internet at www.sedar.com and www.sec.gov.

2. Election of Directors

Director Nominees for Election

            All current directors intend to stand for election to the Board of Directors. Management has put forward the names of the directors as nominees as outlined below.

            The term of each present director expires at the conclusion of the Meeting. Each director elected at the Meeting will hold office until the conclusion of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with PolyMet’s articles or the Company’s governing legislation.

            PolyMet is not aware that any of the nominees will be unable or unwilling to serve as one of the directors; however, should PolyMet become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Board of Directors in its discretion, may select.

            Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to the Board of Directors receiving the largest number of favourable votes will be elected as directors, up to the maximum number of directors fixed by shareholders. Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

            The persons named in the management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

            The Board of Directors recommends a vote “FOR” each named nominee.

Information about Nominees for Directors

            The following table provides certain information regarding management’s nominees for election to the Board of Directors. The respective nominees have provided this information to PolyMet as of May 20, 2015.

			Number of Common Shares
			Beneficially Owned,
Name, Province/State and Country			Controlled or Directed,
of Residence	Director Since	Position with PolyMet	Directly or Indirectly(1)

Jonathan Cherry(5, 6, 7)	July 16, 2012	Director,	664,095
Minnesota, United States		President & Chief Executive Officer

Matthew Daley(5,7)	July 9, 2014	Director	Nil
Ontario, Canada

Dr. David Dreisinger(3, 4, 5, 7)	October 3, 2003	Director	1,314,450
British Columbia, Canada

W. Ian L. Forrest (2, 3, 4, 6, 8)	October 3, 2003	Director, Chairman	2,779,500
Vaud, Switzerland

Alan R. Hodnik(2, 4, 5, 8)	March 9, 2011	Director	100,500
Minnesota, United States

William Murray, P. Eng. (2, 7, 8)	March 17, 2003	Director	2,437,854
British Columbia, Canada

Stephen Rowland(4-ex=officio, 7)	October 30, 2008	Director	150,000
Connecticut, United States

Michael M. Sill(2, 3, 5, 6)	March 9, 2011	Director	280,201
Minnesota, United States

Notes:	(1)

The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

	(2)	Member of the Compensation Committee.
	(3)	Member of the Audit Committee.
	(4)	Member of the Nominating and Corporate Governance Committee
	(5)	Member of the Safety, Health and Environmental Committee.
	(6)	Member of the Capital Finance Committee.
	(7)	Member of the Technical Steering Committee.
	(8)	Member of the Business Development and Risk Committee.

The following is a brief profile of each of the nominees for election to the Board of Directors:

Jonathan Cherry has served as the President and Chief Executive Officer and as a member of the Board of Directors since July 2012. He also serves as the Chair on both the Safety, Health and Environmental and Capital Finance committees and serves on the Technical Steering Committee. Prior to July 2012, Mr. Cherry’s career spanned more than 20 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution copper project in Arizona. Mr. Cherry is a licensed Professional Engineer. Mr. Cherry currently resides in Minnesota, United States.

Matthew Daley has served as a member of the Board of Directors since July 2014. He also serves on the Technical Steering and Safety, Health and Environmental committees. Mr. Daley started his career with Mount Isa Mines in Australia, and then held increasingly senior management positions with Xstrata plc in Australia, Asia and South America before joining Glencore Xstrata plc in Canada in 2013. Mr. Daley is responsible for technical and project support for Glencore's copper assets in Australia, Asia and the Americas. Mr. Daley currently resides in Ontario, Canada.

Dr. David Dreisinger has served as a member of the Board of Directors since October 2003. He also serves on the Safety, Health and Environmental, Audit, Technical Steering and on the Nominating and Corporate Governance committees. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 250 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 19 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy for each of Search Minerals, Inc., Baja Mining Corp. and Trimetals Mining Inc. Dr. Dreisinger currently resides in British Columbia, Canada.

W. Ian L. Forrest has served as a member of the Board of Directors since October 2003 and the Chairman since July 2012. Mr. Forrest previously served as Chairman of the board from May 2004 to February 5, 2008 and Co-Chairman from January 2011 to July 2012. He also serves as the Chair on both the Business Development and Risk Management committee and Nominating and Corporate Governance committees and also serves on the Audit, Compensation and Capital Finance committees. Mr. Forrest played an important role in PolyMet’s revival in 2003. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland. Mr. Forrest has more than 40 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of Tanager Energy Inc. (formerly MGold Resources Inc.) until October, 2011 and Belmore Resources (Holdings) plc until July, 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the boards of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Alan R. Hodnik has served as a member of the Board of Directors since March 2011. He also serves as the Chair of the Compensation Committee and also serves on the Safety, Health and Environmental, Business Development and Risk Management and Nominating and Corporate Governance committees. Mr. Hodnik was named President of ALLETE, Inc. in May 2009, CEO in May 2010, and Chairman of that company in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led BNI Coal Mining, Superior Water Light & Power (SWLP) and transmission, distribution, generation, customer service and engineering for all aspects of Minnesota Power. Mr. Hodnik also serves on the Edison Electric Institute (EEI) board of directors. Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987 - 1998. The cities of Aurora and Hoyt Lakes co-host the PolyMet Erie Mine site location. He is a member of the board of Essentia Health-East Region and the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

William Murray served as the Executive Chairman from February 2008 to December 2010 and has served as a member of the Board of Directors since March 2003. He previously served as the President and Chief Executive Officer from March 2003 until February 2008. He also serves as the Chair of the Technical Steering Committee and also serves on the Business Development and Risk Management and Compensation committees. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management, project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland has served as a member of the Board of Directors since October 2008. He also serves on the Technical Steering committee and as an ex-officio member on the Nominating and Corporate Governance committees. Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill has served as a member of the Board of Directors since March 2011. He also serves as the Chair of the Audit committee and also serves on the Capital Finance, Safety, Health and Environmental and Compensation committees. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, the Twin Cities Regional Board of US Bank and Dunwoody College of Technology. Mr. Sill currently resides in Minnesota, United States.

            To the knowledge of PolyMet’s management, except for Viatrade plc, an investment company of which Mr. Forrest was a director, which company went into administration in August 2009, no proposed directors are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the proposed director; or (ii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

3. Appointment of Auditors

            PricewaterhouseCoopers LLP has served as PolyMet’s auditor since April 2006. Upon the recommendation of the audit committee, management proposes that PricewaterhouseCoopers LLP be appointed as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. If the resolution is not adopted, the Business Corporations Act (British Columbia) provides that the current auditor, PricewaterhouseCoopers LLP, will continue to act for PolyMet until such time as the shareholders approve an alternative auditor. PolyMet has been advised that a representative of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement and respond to questions relating to their duties as auditor.

            A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of PricewaterhouseCoopers LLP.

            The persons named in the management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of PricewaterhouseCoopers LLP as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.

            The Board of Directors recommends a vote “FOR” appointing PricewaterhouseCoopers LLP.

4. Re-Approval of 2007 PolyMet Omnibus Share Compensation Plan

            Pursuant to the policies of the TSX, security based compensation arrangements, which do not have a fixed maximum aggregate of securities issuable, must be approved every three years by the shareholders of the listed issuer. The Omnibus Plan, as most recently amended and restated by shareholders at the annual general and special meeting held on July 10, 2012, reserves for issuance an aggregate number of share options, restricted shares and restricted share units and other share based awards limited to 10% of the issued and outstanding Common Shares as of the record date of the Meeting. For a more detailed description of the Bonus Shares, see heading “Statement of Executive Compensation – Share Bonus Plan” in this Management Proxy Circular. This excludes 2,500,000 common shares underlying options granted pursuant to the exemption under section 613(c) of the TSX Company Manual to Jonathan Cherry as an inducement to Mr. Cherry entering into full time employment with PolyMet, which was approved by the TSX. The Board of Directors re-approved the Omnibus Plan on May 20, 2015. For a description of the Plan, see “Omnibus Plan”.

            The Omnibus Plan is subject to TSX acceptance and approval of the shareholders. Thereafter, notice of any awards granted under the Omnibus Plan must be given to the TSX.

            As of the date of this Management Proxy Circular, PolyMet had 19,737,047 securities issued and securities issuable under the Omnibus Plan, or 7% of the number of PolyMet’s securities outstanding.

            If the resolution to re-approve the Omnibus Plan is not approved, all unallocated options or other awards under the Omnibus Plan will be cancelled and PolyMet will not be permitted to grant further options or other awards under the Omnibus Plan until such time as renewal approval is obtained. In such a case, all outstanding options and other awards under the Omnibus Plan will remain outstanding and be unaffected, however any outstanding options or other awards that expire unexercised, are cancelled or are otherwise terminated shall not be available for re-granting.

            Under the policies of the TSX, the Omnibus Plan must be approved by PolyMet’s shareholders, excluding the votes of Common Shares held by insiders who are eligible to participate in the Omnibus Plan. An aggregate of 87,016,877 Common Shares are held by insiders who are eligible to participate in the Omnibus Plan and whose votes will be excluded in determining the number of votes cast in respect of the resolution to re-approve the Omnibus Plan. Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:

“BE IT RESOLVED as an ordinary resolution THAT:

1.

Subject to the approval of the TSX and all other applicable regulatory authorities, the 2007 PolyMet Omnibus Share Compensation Plan (the “Omnibus Plan”) and any unallocated entitlements thereunder, as most recently amended and restated by shareholders at the annual general and special meeting held on July 10, 2012, be and is hereby approved and adopted as the Omnibus Plan of the Company;

2.

PolyMet has the ability to continue granting securities under the Omnibus Plan until July 15, 2018, that is until the date that is three years from the date of this Meeting or any adjournment or postponement thereof, where approval of the holders of common shares is being sought;

3.

Notwithstanding that this resolution has been passed by the shareholders of PolyMet, the Board of Directors of PolyMet may revoke such resolution at any time before it has been effected without further action by the shareholders; and

4.

Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

            The persons named in the management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the re-approval of the Omnibus Plan.

            The Board of Directors recommends a vote “FOR” re-approval of the Omnibus Plan.

5. Re-Approval of Amended and Restated Shareholder Rights Plan

            At the Meeting, shareholders will be asked to confirm the Company’s Rights Plan, the terms and conditions of which are set out in the Amended and Restated Shareholder Rights Plan Agreement dated as of May 25, 2007 between the Company and Pacific Corporate Trust Company (the “Rights Agent”), amended and restated in 2008, confirmed in 2011 and recently amended and restated by shareholders in 2013. A shareholder or any other interested party may obtain a copy of the current Rights Plan by contacting the Corporate Secretary of the Company or by accessing it online at www.sedar.com and at www.sec.gov.

Background

            The Board of Directors originally adopted a shareholder rights plan (the “Original Rights Plan”) on December 4, 2003, which was approved by the Company’s shareholders on May 28, 2004, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 9, 2013. The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. The Shareholder Rights Plan is intended to provide time for shareholders to properly assess any take-over bid and to provide non-abstaining members of the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

            Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share held by the shareholder of the Company on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The Rights Plan expires if not reapproved at every third annual shareholder meeting.

            The rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of non-abstaining Board of Directors, all holders of record will have a right to one common share for each common share owned. Each Right entitles the registered holder to purchase one common share of the Company at the price of C$43.06 per share, subject to adjustment which was triggered upon close of the Rights Offering (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to purchase that number of common shares having a market value at the date of the Flip-in Event equal to twice the Exercise Price upon payment of the Exercise Price.

Summary of Certain Key Provisions of the Rights Plan

            The Rights Plan is not intended to, and will not, prevent a take-over of the Company. The objectives of the Rights Plan are to provide all holders of the voting shares with sufficient time to assess and evaluate a take-over bid and to permit the Board of Directors to pursue other alternatives, if appropriate, designed to maximize shareholder value.

            Under the Rights Plan, a bidder making a Permitted Bid for the voting shares may not take up any shares before the close of business on the 75th day after the date of the bid and then only if more than 50% of the common shares not beneficially owned by the person making the bid, certain related parties and certain others are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan is intended to encourage an offeror to proceed by way of Permitted Bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. Under the Rights Plan, a bid for less than all of the voting shares is not a Permitted Bid.

            The ratification and confirmation of the Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over offer. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Business Corporations Act (British Columbia), the corporate statute governing the Company, to promote a change in the management or direction of the Company, including the right of holders of not less than 1/20 of the Company’s issued voting shares to requisition the directors to call a meeting of shareholders to transact any proper business stated in the requisition.

Issuance and Trading of Rights

            One right (“Right”) has been issued by the Company in respect of each common share issued to date and one Right will be issued in respect of each common share issued before the earlier of the “Separation Time” (as described below) and the “Expiration Time” (as describe below).

            Notwithstanding the effectiveness of the Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights have not been sent to shareholders of the Company. Until the Separation Time, or earlier termination or expiration of the Rights, the Rights are evidenced by and transferred with the associated common shares and the surrender for transfer of any certificate representing common shares will also constitute the surrender for transfer of the Rights associated with those Common Shares of the Company. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated common shares. Each Right permits the holder to purchase from the Company one Common Share of the Company at an “Exercise Price” equal to two times the market price of a Common Share (determined as at the Separation Time) subject to adjustments and certain anti-dilution provisions.

Separation of Rights

            The Rights will become exercisable and trade separately from the associated Common Shares of the Company at the “Separation Time”, which is generally the close of business on the tenth trading day after the earlier of:

(a)

the first date of public announcement that a person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding voting shares of the Company other than as a result of (i) a reduction in the number of voting shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as discussed below); (iii) acquisition of voting shares in respect of which the Board of Directors has waived the application of the Rights Plan; or (iv) other specified exempt acquisitions in which shareholders of the Company participate on a pro rata basis; and

(b)

the date of commencement of, or the first public announcement of an intention of any person to commence, a “Take-over Bid” (other than a “Permitted Bid” or a “Competing Permitted Bid” as each such term is described below). A “Take-over Bid” is an offer to acquire Common Shares of the Company (or any other voting shares) or securities convertible into common shares or voting shares, where the shares subject to the offer, together with shares beneficially owned by that person (including its affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding voting shares of the Company.

            Notwithstanding the above, the Separation Time can be a later date as may from time to time be determined by the Board of Directors.

            As soon as practicable following the Separation Time, separate certificates evidencing Rights will be mailed to holders of record of Common Shares of the Company as of the Separation Time and the right certificates will evidence the Rights.

When Rights Become Exercisable

            After the Separation Time, each Right entitles the holder thereof to purchase one Common Share of the Company at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive upon exercise, that number of Common Shares of the Company having an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in Event does not include acquisitions approved by the Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid and Competing Permitted Bid

            The Rights Plan continues to include a “Permitted Bid” concept whereby a Takeover Bid will not trigger the Rights if the bid meets certain conditions. A “Permitted Bid” is a Take-over Bid made by way of a take-over bid circular (which is a disclosure document required by Canadian securities legislation to be delivered with or as part of a Take-over Bid) and which complies with the following provisions:

(a)	the Take-over Bid is made to all registered holders of voting shares;

(b)	the Take-over Bid is made for all voting shares;

(c)

voting shares may be deposited under the bid at any time between the date of the bid and the date voting shares are first taken up or paid for, and any voting shares deposited under the bid may be withdrawn until taken up and paid for; and

(d)

the Take-over Bid must be open for at least 75 days and more than 50% of the outstanding voting shares held by “Independent Shareholders” (as described below) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if more than 50% of the voting shares are deposited and not withdrawn, an announcement of this fact must be made and the bid must remain open for a further 10 business day period.

            The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

            A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 75 days so long as it is open until the later of 35 days (the minimum period under Canadian securities legislation) after the date of the Competing Permitted Bid and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made. The reduction in time for acceptance of a Competing Permitted Bid is designed to allow, as nearly as practicable, all bids to be dealt with by shareholders of the Company in substantially the same timeframe.

Redemption and Waiver

            The Rights may be redeemed by the Board of the Directors, with the prior approval of the holders of voting shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event at a redemption price of C$0.0001 per Right. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

            The Board of Directors can waive the application of the Rights Plan to enable a Take-over Bid made by means of a take-over bid circular to all registered holders of voting shares to proceed. Where the Board of Directors exercises this waiver power for one Take-over Bid, the waiver will also apply to any other Take-over Bid made by means of a take-over bid circular to all registered holders of voting shares made prior to the expiry of any bid subject to such waiver.

Protection Against Dilution

            The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding common Shares of the Company, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of holders of Rights.

Institutional Investor Exemption

            Generally fund managers (for client accounts), managers or trustees of certain mutual funds (as well as the mutual funds), trust companies (acting in their capacities as trustees and administrators), crown agents (that manage public assets), statutory bodies (whose business includes the management of investment funds) and administrators or trustees of registered pension plans or funds (as well as the pension plans and funds) acquiring 20% or more of the voting shares of the Company (either directly and/or through associates and affiliates) are exempted from triggering a Flip-in Event, provided that for certain investors they are holding such securities in their ordinary course of business and in all cases they are not making, or are not part of a group making, a Take-over Bid (other than through certain limited transactions).

Expiration and Renewal

            If the Rights Plan is ratified and confirmed at the Meeting, the Rights Plan will remain in force until the “Expiration Time”, being the earlier of the “Termination Time” (the time at which the ability to exercise Rights terminates pursuant to the Rights Plan) and the close of business on the date of the meeting of shareholders of the Company at which a resolution to continue the existence of the Rights Plan is not approved by Independent Shareholders pursuant to the terms of the Rights Plan.

            To be effective, the resolution must be approved by: (a) a simple majority of the votes cast by proxy or in person at the Meeting, and (b) a simple majority of the votes cast by proxy or in person at the Meeting other than (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding voting shares of PolyMet, and (ii) the associates, affiliates and insiders of PolyMet.

            Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:

“BE IT RESOLVED as an ordinary resolution THAT:

1.

The Amended and Restated Shareholder Rights Plan made as of May 25, 2007 between PolyMet Mining Corp. (the “Company”) and Pacific Corporate Trust Company, as Rights Agent, amended and restated in 2008, confirmed in 2011 and amended and restated by shareholders in 2013 as may be further amended pursuant to its terms, be and the same is hereby ratified, confirmed and approved; and

2.

Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute (whether under the corporate seal of the Company or otherwise) and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instrument sand the taking of any such actions”.

            The persons named in the management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the re-approval of the Rights Plan.

            The Board of Directors recommends a vote “FOR” the re-approval of the Amended and Restated Rights Plan.

6. Other Business

            Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to PolyMet shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

            In this Management Proxy Circular, a “Named Executive Officer” (“NEO”) means: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) the three other most highly compensated executive officers at the end of the financial year; and (iv) each individual who would be an NEO but for the fact that the individual was neither an executive officer, nor serving in a similar capacity as the end of the financial year. For the financial year ended January 31, 2015, PolyMet had five NEO’s, namely Messrs. Jonathan Cherry, Douglas Newby, Bradley Moore, Andrew Ware and Bruce Richardson.

Compensation Committee

            The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to each of the executive officers of PolyMet. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan and Share Bonus Plan.

Composition of the Compensation Committee

            During the year ended January 31, 2015, the following individuals served as members of the Compensation Committee: Alan R. Hodnik, W. Ian L. Forrest, William Murray and Michael M. Sill, each of whom were directors of PolyMet during the time they served and all of whom are non-management and were deemed to be independent during the year. Each of the members of the Compensation Committee has extensive experience in corporate management in either the mining industry or in businesses located in Minnesota. Mr. Hodnik serves as Chairman, President and CEO of Allete Inc., a Minnesota-based utility, where he has overall responsibility for approximately 1,400 employees, many of whom are skilled engineers, environmental specialists or experienced in project development and finance, and many of whom work in north eastern Minnesota. Mr. Forrest has more than thirty years of experience in senior corporate management and board oversight primarily in the global natural resources industries. Mr. Murray has more than thirty years of experience in construction management and project evaluation in North America and Africa. Mr. Murray also serves as the chair of the compensation committee of Aura Minerals Inc. Mr. Sill serves as President and CEO of Road Machinery & Supplies Co., a Minnesota-based distributor of construction, mining and forestry equipment, where he has overall responsibility for approximately 200 employees.

            PolyMet has utilized a compensation consultant, The Human Well, since August 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Compensation Committee used this data to ensure PolyMet has the ability to attract, retain and motivate directors and key executives. Compensation is intended to be competitive with similar positions in the comparator group. The comparator group includes publicly held companies of similar size and market cap in Canada and the United States and other companies operating in the mining industry in North America. PolyMet uses comparator group information as a general guide to assist in comparing and reviewing compensation levels and establishing compensation arrangements. PolyMet does not rely soley on specific benchmarks relative to the comparator group or any particular company in the comparator group but does consider this information when setting the overall compensation strategy.

            PolyMet paid the following fees to The Human Well for these services for the years ended January 31, 2015 and 2014.

Year	Executive Compensation – Related Fees (US$)	All Other Fees (US$)
2015	1,014	N/A
2014	22,090	N/A

            The Human Well will continue to provide PolyMet with compensation consulting services for the current fiscal year.

            No members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any subsidiaries within the last three years, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet. In addition, executive officers have not served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of the Compensation Committee or Board of Directors. The Compensation Committee met six times during the year, including four in camera sessions. All meetings of the Compensation Committee are documented in the form of meeting minutes.

Objectives of Executive Compensation

            Due to the competitive nature of the industry, executive talent have significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize business objectives underlies the design and implementation of all compensation programs.

            The Compensation Committee endeavours to ensure that PolyMet’s compensation policies:

  align the short-term and long-term interests of its management team with those of its shareholders;

  attract and retain highly qualified executives;

  motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives; and

  ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet.

            The Compensation Committee has adopted share ownership guidelines for directors and other key personnel. To be in compliance, directors must achieve ownership levels equal to five (5) times the annual base director fee and the President & Chief Executive Officer must achieve ownership levels equal to three (3) times the annual base salary within five (5) years. As of May 20, 2015, the Compensation Committee was satisfied that these goals are being met in a timely fashion.

Risks Associated with PolyMet’s Compensation Policies and Practices

            The Company’s compensation program is structured in a way that does not encourage excessive risk-taking by employees. Performance targets are designed to measure a mixture of financial and non-financial measures and to balance short-term and longer-term objectives. No single metric or objective can significantly impact executive compensation in a given year.

            The compensation mix between base salary and at-risk pay (short-term and long-term incentives), and the balance between short-term (paid in cash and shares) and long-term incentives (paid in stock options and RSU’s), are designed to ensure that executive officers do not take inappropriate or excessive risks in the performance of their duties. Before recommending the compensation mix to the Board, the Compensation Committee undertakes an annual review of the compensation policies and programs and considers the implications and risks associated with such policies and programs. Based on its most recent review, the Compensation Committee did not identify any risks from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Policy Against Hedging

            No executive officer or director is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities that are granted as compensation or held directly or indirectly.

Structure of Executive Compensation

            PolyMet’s compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the overall assessment of each executive officer’s individual performance, and each executive officer’s contribution towards meeting corporate objectives, levels of responsibility and length of service. PolyMet has structured long-term incentives to ensure that compensation is closely aligned with shareholder interests and that a significant proportion of compensation is at risk and linked to PolyMet’s success.

Elements of Executive Compensation

            PolyMet’s compensation package for its executive officers consists of base salary, short-term incentives, long-term incentives, and customary employment benefits. See the “Summary Compensation Table" for disclosure of total direct compensation (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) paid to the NEO’s during the three most recently completed fiscal years ended January 31, 2015, 2014, and 2013.

            The Compensation Committee believes that the elements of executive compensation, when combined, form an appropriate mix of compensation. The elements provide competitive salary, link executive compensation to corporate and individual performance (which rewards behavior that creates long-term value for shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term incentives.

            For the Company’s executive officers, the compensation mix is established with an emphasis on variable (or “at risk”) pay, which is not guaranteed, including a strong equity-linked component. The total value is weighted towards “at-risk” variable compensation, which is based on performance and ties total direct compensation to the achievement of current and longer-term corporate objectives and strategies.

Base Salary

            Base salary levels reflect the fixed component of pay that compensates the NEO’s for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives. Base salaries are reviewed on an annual basis for each individual and adjusted where it is deemed necessary. In order to ensure that base salaries are competitive relative to similar positions within the mining industry, industry salary surveys are reviewed. Other considerations taken into account when examining base salaries include: years of experience, the contribution which the individual can make and has made to the success of the Company, the level of responsibility and authority inherent in the individual’s job, and leadership qualities of the individual.

Short-Term and Long-Term Incentives

            The Company has a STIP and LTIP developed by the Compensation Committee and approved by the Board, pursuant to which key employees are eligible for an annual bonus calculated as a percentage of their annual base salary if certain performance criteria prescribed by the STIP and LTIP are satisfied. Incentives are based on two factors, namely (i) the achievement of specific corporate objectives, and (ii) the individual’s performance. The weighting is based on the individual’s level in the Company. The evaluation of PolyMet’s corporate performance is based on achievement of specific targets such as achievement of environmental review and permitting milestones, operating expenditures, and safety. The individual performance component is more subjective and is based on individual goals established at the beginning of the year for each individual, which are linked to the achievement of the Company’s goals.

            PolyMet’s incentive compensation policy provides for targets for short-term and long-term incentive compensation as a percentage of base salary. These targets are then multiplied by a performance factor to arrive at a final bonus as a percentage of salary. The performance factor is designed to provide the flexibility to recognize exceptional performance of an individual and is determined by the Compensation Committee with respect to the Chief Executive Officer, and jointly by the Compensation Committee and the Chief Executive Officer for other individuals. The performance factor, together with the targets, create a limit (the “maximum permissible bonus”) on the annual incentive compensation as a percentage of base salary.

            Ultimately, the Compensation Committee uses its discretion at the end of the year when comparing actual achievements against the performance criteria prescribed by the STIP and LTIP. The Compensation Committee believes that rigid formulas can occasionally lead to an unwarranted result that does not accurately reflect performance and believes that the discretion of the Board should be the ultimate determinant of final, overall compensation within the context of pre-determined guidelines. See “Summary Compensation Table” in this Circular for actual amounts paid and value granted to Named Executive Officers for the fiscal year ended January 31, 2015.

Common Share Performance Graph

            PolyMet’s Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”. The Common Shares also trade on the NYSE MKT (“NYSE”) under the symbol “PLM”. Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on the Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index and S&P TSX Composite Index – Metals and Mining for the period of February 1, 2010 to January 31, 2015.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

            The S&P/TSX Composite Index is an index of the share prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy, and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. The S&P/TSX Composite Index – Metals & Mining is comprised of the world’s leading mining companies with holdings and projects all over the globe. Stocks included in this index provide diverse geographic exposure to mining companies and broad exposure to metals and minerals. As such, it is difficult to directly compare our NEO compensation with the trends reflected in the graph above. However; it is important to note that following several management changes in recent years, including the hiring of a new CEO in July 2012, the slope of the share price performance line has changed such that the Company has outperformed the Metals & Mining index during each of the last three years.

            The Company is of the view that compensation levels for the executive officers cannot and should not be directly compared to year-over-year relative share price performance. Global commodity prices and general market conditions are significant factors affecting the Company’s share price and these are beyond the control of the Company’s executive officers.

            The Company’s executive compensation package is designed to attract and retain top quality managers for the longer-term to manage and grow the business through both adverse and favorable economic cycles. During the year ended January 31, 2015, a significant portion of executive officer compensation was based on long-term incentives with the ultimate value received tied directly to the Company’s share price performance.

            Highlights for the fiscal year ended January 31, 2015 included:

  Completion of the public review and comment period on the SDEIS on March 13, 2014;

  EPA review of the SDEIS, including an EC-2 rating. The EC-2 rating is the highest rating for a proposed mining project, so far as the Company is aware;

  The Co-lead Agencies made substantial progress responding to the approximately 58,000 comments received on the SDEIS. In October 2014, the Commissioner of the MDNR indicated at a public meeting he thought preparation of the final EIS would be completed in the spring of 2015;

  PolyMet advanced its Definitive Cost Estimate and Project Update; and

  PolyMet secured a $30 million loan facility from Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) to fund the company through fiscal 2016. PolyMet received the first tranche of $8 million prior to January 31, 2015 and the second tranche of $8 million on April 15, 2015. The remaining $14 million is scheduled to be drawn in two further tranches on or before July 1, 2015 and October 1, 2015. Glencore also agreed a one-year extension of $25 million initial principal convertible debentures, originally issued in 2008, that were due September 30, 2014.

     Despite the significant milestones achieved, the fiscal year ended January 31, 2015 was a challenging year for PolyMet and the broader mining industry. In determining executive compensation, the Compensation took into consideration corporate performance and individual performance. Although individual performance of our executives met performance objectives on a number of fronts, corporate performance had its mixture of successes and challenges.

Summary Compensation Table

     The following table provides a summary of compensation earned during the financial year ended January 31, 2015 by the NEO’s:

					Non-equity incentive
					plan compensation
					(US$)

Name			Share-	Option-		Long-
and			based	based	Annual	term	Pension	All other	Total
principal		Salary	awards	awards	incentive	incentive	value	compensation	compensation
position	Year	(US$)	(US$)(2)	(US$)(3)	plans	plans	(US$)(4)	(US$)	(US$)

Jonathan Cherry(1)	2015	350,000	325,000	163,800	159,500	Nil	21,000	Nil	1,019,300
President and CEO	2014	350,000	447,600	164,400	109,600	Nil	15,300	Nil	1,086,900
	2013	189,585	202,438	938,250	Nil	Nil	10,500	25,000	1,365,773

Douglas Newby	2015	250,000	138,000	69,100	67,700	Nil	7,500	Nil	532,300
CFO	2014	250,000	174,500	64,100	42,800	Nil	7,500	Nil	538,900
	2013	250,020	32,200	147,000	Nil	Nil	7,500	Nil	436,720

Bradley Moore	2015	197,500	89,600	45,200	44,000	Nil	12,000	Nil	388,300
Executive Vice President,	2014	185,000	127,400	46,800	31,200	Nil	11,100	Nil	401,500
Environmental and	2013	183,754	27,600	Nil	Nil	Nil	11,025	Nil	222,379
Governmental Affairs

Andrew Ware(1)	2015	150,000	70,600	33,400	34,600	Nil	9,000	Nil	297,600
Chief Geologist	2014	125,000	67,400	65,200	16,500	Nil	7,500	Nil	281,600
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Bruce Richardson(1)	2015	150,000	69,200	32,800	34,000	Nil	9,000	Nil	295,000
Vice President, Corp	2014	50,000	22,400	34,400	5,500	Nil	3,000	Nil	115,300
Communications and	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
External Affairs

(1)

Mr. Cherry was appointed President and Chief Executive Officer on July 16, 2012. Mr. Ware assumed the role of Chief Geologist on April 1, 2013. Mr. Richardson assumed the role of Vice President, Corp Communications and External Affairs on October 1, 2013.

(2)	Balances represent shares valued using the Company’s share price the day prior to the grant.

Mr. Cherry was granted 151,875 unrestricted shares on January 5, 2015 valued at $162,500 and 151,875 restricted share units on January 5, 2015 valued at $162,500 with vesting on the earlier of December 1, 2016 or at the start of production. Mr. Cherry was granted 261,000 unrestricted shares on January 17, 2014 valued at $255,800 and 195,750 restricted share units on January 17, 2014 valued at $191,800 with vesting on the earlier of start of construction or December 31, 2015. Mr. Cherry was granted 182,706 restricted shares on June 21, 2012 valued at $160,416 with 91,353 vesting on SDEIS publication and 91,353 vesting on EIS publication. Mr. Cherry was granted 45,676 restricted shares on January 7, 2013 valued at $42,022 with vesting on the earlier of permit issuance or December 31, 2014. The vesting provisions on the restricted shares granted January 7, 2013 have been met and the shares have since been released.

Mr. Newby was granted 64,464 unrestricted shares on January 5, 2015 valued at $69,000 and 64,464 restricted share units on January 5, 2015 valued at $69,000 with vesting on the earlier of December 1, 2016 or at the start of production. Mr. Newby was granted 101,786 unrestricted shares on January 17, 2014 valued at $99,700 and 76,339 restricted shares on January 17, 2014 valued at $74,800 with vesting on the earlier of start of construction or December 31, 2015. Mr. Newby was granted 35,000 restricted shares on January 7, 2013 valued at $32,200 with vesting on the earlier of permit issuance or December 31, 2014. The vesting provisions on the restricted shares granted January 7, 2013 have been met and the shares have since been released.

Mr. Moore was granted 41,905 unrestricted shares on January 5, 2015 valued at $44,800 and 41,905 restricted shares on January 5, 2015 valued at $44,800 with vesting on the earlier of December 1, 2016 or at the start of production. Mr. Moore was granted 74,294 unrestricted shares on January 17, 2014 valued at $72,800 and 55,720 restricted shares on January 17, 2014 valued at $54,600 with vesting on the earlier of start of construction or December 31, 2015. Mr. Moore was granted 30,000 restricted shares on January 7, 2013 valued at $27,600 with vesting on the earlier of permit issuance or December 31, 2014. The vesting provisions on the restricted shares granted January 7, 2013 have been met and the shares have since been released.

Mr. Ware was granted 33,000 unrestricted shares on January 5, 2015 valued at $35,300 and 33,000 restricted shares on January 5, 2015 valued at $35,300 with vesting on the earlier of December 1, 2016 or at the start of production. Mr. Ware was granted 39,286 unrestricted shares on January 17, 2014 valued at $38,500 and 29,464 restricted shares on January 17, 2014 valued at $28,900 with vesting on the earlier of start of construction or December 31, 2015.

Mr. Richardson was granted 32,371 unrestricted shares on January 5, 2015 valued at $34,600 and 32,371 restricted shares on January 5, 2015 valued at $34,600 with vesting on the earlier of December 1, 2016 or at the start of production. Mr. Richardson was granted 13,095 unrestricted shares on January 17, 2014 valued at $12,800 and 9,821 restricted shares on January 17, 2014 valued at $9,600 with vesting on the earlier of start of construction or December 31, 2015.

(3)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

On January 5, 2015, Mr. Cherry was granted 502,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $163,800 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On January 17, 2014, Mr. Cherry was granted 562,000 stock options with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.9800. The fair value of $164,400 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years. On June 21, 2012, Mr. Cherry was granted 2,500,000 stock options with 833,334 vesting immediately, 833,333 vesting on SDEIS publication and 833,333 vesting on permit issuance. These options expire July 21, 2022 and have an exercise price of $0.88. The fair value of $938,250 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 67.49%, and estimated life of 2.75 years.

On January 5, 2015, Mr. Newby was granted 213,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $69,100 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On January 17, 2014, Mr. Newby was granted 219,000 stock options with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.9800. The fair value of $64,100 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years. On January 7, 2013 Mr. Newby was granted 100,000 stock options with immediate vesting. These options expire January 7, 2023 and have an exercise price of $0.7977. The fair value of $34,400 was determined using the following key assumptions: risk free interest rate of 0.27%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 64.60%, and estimated life of 2.25 years. On March 8, 2012 Mr. Newby was granted 200,000 stock options with immediate vesting. These options expire March 8, 2022 and have an exercise price of $1.19. The fair value of $112,600 was determined using the following key assumptions: risk free interest rate of 0.44%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 72.65%, and estimated life of 3.00 years.

On January 5, 2015, Mr. Moore was granted 138,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $45,200 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On January 17, 2014, Mr. Moore was granted 160,000 stock options with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.9800. The fair value of $46,800 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years.

On January 5, 2015, Mr. Ware was granted 109,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $33,400 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On January 17, 2014, Mr. Ware was granted 85,000 stock options with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.9800. The fair value of $24,900 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years. On April 3, 2013, Mr. Ware was granted 100,000 stock options, 50,000 vested immediately and the remaining 50,000 vested April 3, 2015. These options expire April 3, 2023 and have an exercise price of $0.9972. The fair value of $40,300 was determined using the following key assumptions: risk free interest rate of 0.24%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 63.87%, and estimated life of 2.00 years.

On January 5, 2015, Mr. Richardson was granted 107,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $32,800 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On January 17, 2014, Mr. Richardson was granted 28,000 stock options with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.9800. The fair value of $8,200 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years. On October 2, 2013, Mr. Richardson was granted 100,000 stock options, 50,000 vested immediately and 50,000 shall vest upon receipt of permits. These options expire October 2, 2023 and have an exercise price of $0.8200. The fair value of $26,200 was determined using the following key assumptions: risk free interest rate of 0.31%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.18%, and estimated life of 1.91 years.

(4)	Balances represent Company contributions under 401K pension plan.

Incentive Plan Awards

            PolyMet employs both short-term and long-term incentive plans to award its employees for individual and company performance. Short-term incentives consist of cash and vested shares. Long-term incentives consist of stock options, restricted shares, and restricted share units. Option-based and share-based awards are issued under the Omnibus Plan and the Share Bonus Plan, both of which are described in detail below:

Omnibus Plan

            PolyMet’s Omnibus Plan was approved by shareholders at the 2007 Annual and Special Meeting held on June 27, 2007, reapproved by shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010 and further amended and reapproved by shareholders at the 2012 Annual General and Special Meeting held on July 10, 2012 and is administered by the Compensation Committee. The maximum number of Common Shares issuable under the Omnibus Plan may not at any time exceed 10% of the Common Shares issued and outstanding on the grant date, of which 3,640,000 Common Shares remain reserved for issuance under PolyMet’s existing Share Bonus Plan.

            The Omnibus Plan provides the flexibility to issue many types of incentive awards, including stock options, restricted stock, and restricted stock units. Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price. Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of the shares increase. Thus, stock option grants focus management’s attention on long-term growth in shareholder value and share price appreciation. Stock options also are a valuable retention tool because stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, unvested stock options are forfeited if the recipient’s employment with PolyMet terminates.

General Provisions of the Omnibus Plan

            The following is a summary of important provisions of the Omnibus Plan. A shareholder or any other interested party may obtain a copy of the current Omnibus Plan by contacting the Corporate Secretary of the Company or by accessing it online at www.sedar.com and www.sec.gov.

            Purpose. The purpose of the Omnibus Plan is to promote PolyMet’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote PolyMet’s business and financial success, to further the identity of interest of persons to whom Awards (as defined in the Omnibus Plan) may be granted with those of the shareholders generally through a proprietary ownership interest in PolyMet, and to assist PolyMet in attracting, retaining and motivating its directors, officers, employees and consultants.

            Eligible Participants. Under the Omnibus Plan, the board can, at any time, appoint a committee (the “Compensation Committee”) to oversee the administration of the Omnibus Plan. The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).

            Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will be 10% of all issued and outstanding Common Shares; of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares. A further 2,500,000 common shares are reserved for issuance pursuant to the exemption under section 613(c) of the TSX Company Manual as an inducement to Mr. Cherry entering into full time employment with PolyMet.

            For purposes of the above, if an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Omnibus Plan. Every Common Share subject to an Award that is an option or a stock appreciation right will be counted against the limit as one (1) Common Share.

            Any Common Shares that are used by a Participant (as defined below) as full or partial payment to PolyMet of the purchase price relating to an Award will again be available for granting Awards under the Omnibus Plan. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by PolyMet for an amount not greater than the Participant’s purchase price, the Common Shares will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

            Maximum Grant to Insiders or any one Participant. The aggregate number of Common Shares issuable to all persons to whom Awards have been granted under the Omnibus Plan (a “Participant”) that are insiders, pursuant to the Omnibus Plan or issuable in any one year period to persons that are insiders, when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding Common Shares that may be issued as Performance Awards (which include, for greater certainty, those Common Shares issuable under PolyMet’s existing Share Bonus Plan). The maximum number of Common Shares issuable to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Common Shares.

            Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet, pursuant to the Omnibus Plan or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan.

            Maximum Grant to Any One Participant. Subject to the restrictions set forth under “Maximum Grant to Insiders” and “Maximum Grant to Independent Directors” the aggregate number of Common Shares issuable to any one Participant, pursuant to the Omnibus Plan in any fiscal year of PolyMet or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed, in aggregate, 5% of the total number of outstanding Common Shares.

           Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options is equal to the maximum number of Common Shares subject to the Omnibus Plan, and for greater certainty cannot exceed 25 million Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

            Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee. Under no circumstances can the exercise price at the time of grant be less than the closing United States dollar trading price of the Common Shares on the NYSE MKT (formerly the NYSE Amex Stock Exchange) on the previous day of the date of grant.

            In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the Omnibus Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Common Shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (a) the exercise price (per Common Share) cannot be less than 110% of the fair market value of one Common Share at the time of grant; and (b) the option exercise period cannot exceed five years from the date of grant.

            Vesting of Options. Vesting is at the discretion of the Compensation Committee. However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

            Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 10th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject. In addition, the term of the options will be extended if the expiry date occurs during or within nine business days following the end of a blackout period (the interval of time during which PolyMet determines that one or more Participants cannot trade any securities because they may be in possession of undisclosed material information). In such circumstances, the options will be extended to the date, which is ten business days following the end of the blackout period. No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the Omnibus Plan was adopted by the Board; or (b) the date on which the Omnibus Plan was approved by PolyMet’s Shareholders.

            Exercise of Options. Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

            Stock Appreciation Rights. The Compensation Committee is authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Omnibus Plan. For Stock Appreciation Rights granted under the Omnibus Plan, the Participant, upon exercise of the Stock Appreciation Right, has the right to receive, as determined by the Compensation Committee, cash or a number of Common Shares equal to the excess of: (a) the Market Price of one Common Share on the date of exercise (or, if the Compensation Committee so determines at any time during a specified period before or after the date of exercise), and; (b) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price cannot be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right.

            The term of the Stock Appreciation Right granted will be determined by the Compensation Committee and specified in the Award agreement pursuant to which such Stock Appreciation Right is granted, provided that the date cannot be later than the earlier of (i) the date which is the seventh anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

            Restricted Stock. The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

            Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

            Performance Awards. The Compensation Committee is authorized to grant Performance Awards to Eligible Persons under the Omnibus Plan. A Performance Award granted under the Omnibus Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award will be determined by the Compensation Committee.

            Other Stock-Based Awards. The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.

            Termination of Options. Except as may be determined by the Compensation Committee or the Board of Directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the eighth day following the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

            Termination of Stock Appreciation Rights. Stock Appreciation Rights will terminate on the earlier of the date determined by the Compensation Committee and specified in the award agreement or the seventh anniversary from the date granted. However, if a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or termination of the Participant for cause, the Stock Appreciation Rights will terminate on the date which is 180 days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, with PolyMet, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date. If the Participant is terminated as a director, officer, employee or consultant of PolyMet for cause, Stock Appreciation Rights will terminate on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance. If a Participant dies, then the Stock Appreciation Rights will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

            Change in Status. A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

            Assignability. Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Omnibus Plan.

            Procedure for Amending. The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or Stock Appreciation Right or cancel any option or Stock Appreciation Right and replace such option or Stock Appreciation Right with an option or Stock Appreciation Right with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

            Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including the Stock Exchanges), amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Omnibus Plan.

            Financial Assistance. PolyMet does not provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the Omnibus Plan. However, there may be certain financial assistance provided by PolyMet for other types of Awards, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over PolyMet.

            Other Material Information. Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

            Control Change and Going Private Transaction. In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction. In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose.

Share Bonus Plan

            In 2003, PolyMet established the Share Bonus Plan for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Share Bonus Plan Participants”. The Share Bonus Plan provides for the Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. The Board of Directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options or other awards granted under the Omnibus Plan, since the share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.

            The Share Bonus Plan was initially adopted by the Board of Directors on November 5, 2003 and was approved by 98.42% of the disinterested shareholders at the Annual General and Special Meeting held on May 28, 2004.

            On November 4, 2004, PolyMet adopted, and the shareholders approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of the issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 2,890,000 Common Shares. Milestone 1 and Milestone 2 have been reached and the 2,890,000 shares issuable upon the achievement of Milestone 1 and Milestone 2 have been issued.

            At the Annual General and Special Meeting held on June 21, 2006, 98.82% of the disinterested shareholders approved the issue of a total of 2,350,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible. Milestone 3 was met on October 24, 2006 and the 2,350,000 shares issuable upon the achievement of Milestone 3 have been issued.

            At our Annual General and Special Meeting held on June 27, 2007, 97.83% of our disinterested shareholders approved PolyMet’s Omnibus Plan. The Omnibus Plan provided for the issuance of a total of 5,940,000 common shares under the Share Bonus Plan, of which 3,640,000 common shares remain to be issued upon achievement of Milestone 4.

            At the Annual General and Special Meeting held on June 17, 2008, 84.13% of the disinterested shareholders approved the issuance of 3,640,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for the NorthMet Property.

Outstanding share-based awards and option-based awards to NEO’s

            The following table provides a summary of outstanding share-based awards and option-based awards as at January 31, 2015 for the NEO’s:

	Option-based Awards					Share-based Awards

							Market or
						Number of	payout value
	Number of securities				Value of vested	shares or	of share-based
	underlying unexercised		Option		unexercised in-	units	awards that
	options (#)		exercise	Option	the-money	of shares	have not
Name and			price	expiration	options	that have not	vested
Principal Position	Unvested	Vested	(US$)	date	(US$)(1)	vested (#)(2)	(US$)

Jonathan Cherry	833,333	1,666,667	0.7613	Jun. 21, 2022	481,167	438,978	460,927
President and CEO	Nil	562,000	0.9800	Jan. 17, 2024	39,340
	Nil	502,000	1.0700	Jan. 5, 2020	Nil
Douglas Newby	Nil	210,000	C$1.1793	Sept. 19, 2015	24,927	185,803	195,093
CFO	Nil	100,000	C$0.9972	Dec. 5, 2015	26,251
	Nil	500,000	C$2.3932	Mar. 20, 2016	Nil
	Nil	200,000	1.0318	Mar. 8, 2022	3,640
	Nil	100,000	0.7977	Jan. 7. 2023	25,230
	Nil	219,000	0.9800	Jan. 17, 2024	15,330
	Nil	213,000	1.0700	Jan. 5, 2020	Nil
Bradley Moore	100,000	200,000	1.8816	Jan. 25, 2021	Nil	97,625	102,506
Executive Vice President,	Nil	100,000	1.0318	Mar. 8, 2022	1,820
Environmental and
Governmental Affairs	Nil	160,000	0.9800	Jan. 17, 2024	11,200
	Nil	138,000	1.0700	Jan. 5, 2020	Nil
Andrew Ware	50,000	50,000	0.9972	Apr. 3, 2023	2,640	62,464	65,587
Chief Geologist		85,000	0.9800	Jan. 17, 2024	5,950
		109,000	1.0700	Jan. 5, 2020	Nil
Bruce Richardson	50,000	50,000	0.8200	Oct. 2, 2023	11,500	42,192	44,302
Vice President, Corp	Nil	28,000	0.9800	Jan. 17, 2024	1,960
Communications and	Nil	107,000	1.0700	Jan. 5, 2020	Nil
External Affairs

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2015 for each NEO.
	(2)	Represents Restricted Stock, and Restricted Stock Units.

Incentive plan awards - value vested or earned during the year to NEO’s

            The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:

Name and Principal Position	Option-based awards - Value vested during the year (US$)	Share-based awards -Value vested during the year (US$)	Non-equity incentive plan compensation -Value earned during the year (US$)

Jonathan Cherry President and CEO	Nil	211,800	159,500

Douglas Newby CFO	Nil	106,800	67,700

Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Nil	77,200	44,000

Andrew Ware Chief Geologist	Nil	35,300	34,600

Bruce Richardson Vice President, Corp Communications and External Affairs	Nil	34,600	34,000

Employment Contracts and Termination and Change in Control Entitlements

            PolyMet believes that severance and change of control benefits are necessary in order to attract and retain high caliber executive talent and to protect the Company’s interests. Severance and change in control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.

            With respect to change in control benefits, PolyMet provides compensation if an NEO is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control must occur; and (ii) within 90 days of such change of control, the NEO’s employment must be terminated for good reason or without cause. Change of control benefits are granted to motivate the NEO’s to act in the best interests of the shareholders by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. PolyMet believes that the “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

            Jonathan Cherry is the President and Chief Executive Officer. Mr. Cherry is entitled to an annual salary of $350,000 plus an annual cash bonus as determined by the Compensation Committee in its sole discretion. The agreement with Mr. Cherry also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 50 miles of any location worldwide in which PolyMet has engaged in business). The termination payment is equal to 2.99 times the highest annual salary based on the highest monthly salary during the previous 36 months, pro rata bonus using the highest annual bonus during the previous two years or average annual bonus during the previous three years, and health insurance benefits.

            Douglas Newby is the Chief Financial Officer. Mr. Newby is entitled to an annual salary of $250,000 plus an annual cash bonus as determined by the Compensation Committee in its sole discretion. In addition, Mr. Newby is entitled to a bonus of not less than $100,000 upon obtaining and approving a commitment for senior construction financing. The agreement with Mr. Newby also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which PolyMet has an interest). The termination payment is equal to 3.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 3.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years (excluding the financing bonus), and pension and health insurance benefits.

            Bradley Moore is the Executive Vice President, Environmental and Governmental Affairs. Mr. Moore is entitled to an annual salary of $200,000 plus an annual cash bonus as determined by the Compensation Committee in its sole discretion. The agreement with Mr. Moore also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 50 kilometers of any mineral property in which PolyMet has an interest). The termination payment is equal to 2.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 2.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and pension and health insurance benefits.

            Andrew Ware is the Chief Geologist. Mr. Ware is entitled to an annual salary of $150,000 plus an annual cash bonus as determined by the Compensation Committee in its sole discretion. The agreement with Mr. Ware does not contain any provisions for payments on termination of his employment or confidentiality and non-competition provisions.

            Bruce Richardson is the Vice President, Corp Communications and External Affairs. Mr. Richardson is entitled to an annual salary of $150,000 plus an annual cash bonus as determined by the Compensation Committee in its sole discretion. The agreement with Mr. Richardson does not contain provisions for payments on termination of his employment or confidentiality and non-competition provisions.

            The following table shows the estimated compensation for salary and cash bonuses where an NEO is terminated without cause or following a change in control as if the termination occurred on January 31, 2015:

Named Executive Officer	Title	Termination Without Cause (US$)	Termination Change in Control (US$)
Jonathan Cherry	President and Chief Executive Officer	1,050,000	1,050,000
Douglas Newby	Chief Financial Officer	750,000	750,000
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	400,000	400,000
Andrew Ware	Chief Geologist	Nil	Nil
Bruce Richardson	Vice President, Corp Communications and External Affairs	Nil	Nil

            Severance benefits are appropriate, particularly with respect to a termination without cause, since this provides PolyMet with certainty and the flexibility to make changes in executive management if such change is in the shareholders’ best interests.

Director Compensation

            The following table sets forth all annual compensation paid to directors of PolyMet during the year ended January 31, 2015, other than Mr. Jonathan Cherry whose compensation as a director is fully reflected in the summary compensation table for NEO’s.

Director Name	Fees Earned (US$)	Option Awards (#)	Option Awards (US$)(1)	Share-based Awards (US$)(3)	All other Compensation (US$)	Total (US$)
Matthew Daley	20,000	250,000(2)	84,000	25,500	Nil	129,500
Dr. David Dreisinger	40,000	Nil	Nil	25,500	Nil	65,500
W. Ian L. Forrest	50,000	Nil	Nil	25,500	Nil	75,500
Alan R. Hodnik	40,000	Nil	Nil	25,500	Nil	65,500
William Murray	40,000	Nil	Nil	25,500	Nil	65,500
Stephen Rowland	40,000	Nil	Nil	25,500	Nil	65,500
Michael M. Sill	40,000	Nil	Nil	25,500	Nil	65,500

Notes:	(1)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.
	(2)

Mr. Daley was granted 250,000 stock options on July 9, 2014 with immediate vesting. These options expire July 9, 2024 and have an exercise price of $1.0700. The fair value of $84,000 was determined using the following key assumptions: risk free interest rate of 0.51%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.33%, and estimated life of 2.00 years.

	(3)	Each director was granted 23,809 restricted share units on January 5, 2015 valued at $25,500 with vesting on December 1, 2016.

Outstanding share-based awards and option-based awards to directors

            The following table provides a summary of out

standing share-based awards and option-based awards as at January 31, 2015 for the directors:

	Number of securities
	underlying unexercised				Value of	Number of	Market or
	options (#)				vested	shares or	payout value
			Option		unexercised	units	of share-based
			exercise	Option	in-the-money	of shares	awards that
			price	expiration	options	that have not	have not vested
Director Name	Unvested	Vested	(US$)	date	(US$)(1)	vested (#)(2)	(US$)
Matthew Daley	Nil	250,000	1.0700	Jul 9, 2024	Nil	23,809	24,999
Dr. David Dreisinger	Nil	150,000	C$1.1793	Sep. 19, 2015	16,595	53,571	56,250
	Nil	250,000	C$2.3932	Mar. 20, 2016	Nil
	Nil	150,000	0.7110	Feb. 17, 2019	50,850
	Nil	150,000	0.7977	Jan. 7, 2023	37,845
	Nil	300,000	0.9800	Dec. 16, 2023	21,000
W. Ian L. Forrest	Nil	150,000	C$1.1793	Sep. 19, 2015	16,595	53,571	56,250
	Nil	250,000	C$2.3932	Mar. 20, 2016	Nil
	Nil	150,000	0.7110	Feb. 17, 2019	50,850
	Nil	300,000	0.9800	Dec. 16, 2023	21,000
Alan R. Hodnik	Nil	250,000	1.7689	Mar. 10, 2021	Nil	53,571	56,250
	Nil	200,000	1.0318	Mar. 8, 2022	3,640
	Nil	300,000	0.9800	Dec. 16, 2023	21,000
William Murray	Nil	300,000	C$1.1793	Sep. 19, 2015	33,189	93,825	98,516
	Nil	450,000	C$2.3932	Mar. 20, 2016	Nil
	Nil	200,000	0.7110	Feb. 17, 2019	67,800
	Nil	150,000	0.8237	Jul. 11, 2022	33,945
	Nil	300,000	0.9800	Dec. 16, 2023	21,000
Stephen Rowland	Nil	250,000	1.0318	Mar. 8, 2019	4,550	53,571	56,250
	Nil	300,000	0.9800	Dec. 16, 2023	21,000
	Nil	200,000	0.9300	Jan. 9, 2024	24,000
Michael M. Sill	Nil	250,000	1.7689	Mar. 10, 2021	Nil	53,571	56,250
	Nil	200,000	1.0318	Mar. 8, 2022	3,640
	Nil	300,000	0.9800	Dec. 16, 2023	21,000

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2015 for each director.
	(2)	Represents Restricted Stock, and Restricted Stock Units.

Incentive plan awards - value vested or earned during the year for directors

            The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:

Non-equity incentive plan
	Option-based awards - Value	Share-based awards -Value	compensation -Value earned
	vested during the year	vested during the year	during the year
Director Name	(US$)	(US$)	(US$)
Matthew Daley	Nil	Nil	Nil

Dr. David Dreisinger	Nil	Nil	Nil

W. Ian L. Forrest	Nil	Nil	Nil

Alan R. Hodnik	Nil	Nil	Nil

William Murray	Nil	Nil	Nil

Stephen Rowland	Nil	Nil	Nil

Michael M. Sill	Nil	Nil	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

            The following table provides an aggregate summary of information with respect to the compensation plans under which equity securities are authorized for issuance in effect as of January 31, 2015:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights under compensation plans as at January 31, 2015	Weighted-average exercise price of outstanding options and rights under compensation plans as at January 31, 2015 (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) under compensation plans as at January 31, 2015 (4)

Equity compensation plans approved by securityholders (1)	20,364,935	1.31	3,630,202

Equity compensation plans approved by securityholders (2)	3,640,000	N/A	Nil

Equity compensation plans not approved by securityholders (3)	2,500,000	0.76	Nil

Total	26,504,935	N/A	3,630,202

Notes:	(1)	Includes the Omnibus Plan.
	(2)	Includes the Share Bonus Plan.
	(3)

On June 21, 2012, Mr. Cherry was granted 2,500,000 options pursuant to the exception under section 613(c) of the TSX Company Manual. 833,334 options vested on June 21, 2012, 833,333 options vested December 6, 2013; and 833,333 options will vest upon receipt of permits needed to commence construction of the NorthMet Project.

	(4)

Based on 10% of the Corporation’s issued and outstanding shares as at January 31, 2015 less options, bonus shares, restricted shares and restricted share units outstanding as at January 31, 2015. 2,500,000 options are excluded pursuant to the exception under section 613(c) of the TSX Company Manual.

STATEMENT ON CORPORATE GOVERNANCE

            On June 30, 2006, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines came into force in every province and territory in Canada.

            PolyMet’s Corporate Governance Disclosure in the form required by the Disclosure Instrument is set out in Schedule “A” to this Management Proxy Circular.

            The Common Shares are listed on NYSE MKT (formerly the NYSE Amex). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of a non-U.S. issuer in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. PolyMet has obtained relief under this provision. Section 123 of the NYSE MKT Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. Under PolyMet’s Articles the quorum for the Meeting is two of the shareholders present in person or by proxy holding or representing more than 5% of the Common Shares.

AUDIT COMMITTEE

            In addition, PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and adopted corporate governance rules of the NYSE and NASDAQ National Market.

            The Audit Committee consists of Michael M. Sill (Chair), W. Ian L. Forrest, and Dr. David Dreisinger, all of whom are independent directors. Mr. Forrest meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors.

            The Audit Committee oversees auditing procedures, receives and accepts the reports of the independent chartered accountants, oversees the internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of the auditors.

            The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

            No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

Indemnification of Directors or Officers

           There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors’ and Officers’ Liability Insurance

            In accordance with the Company’s by-laws, PolyMet maintains Director & Officer Liability insurance policies to provide insurance against possible liabilities incurred by directors and officers in their capacity as directors and officers of the Company. The current annual premium of $192,125 is paid by the Company which provides coverage in the aggregate amount of $30 million per policy period.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

            Other than as disclosed herein, PolyMet is not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of the outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of PolyMet’s subsidiaries.

ADDITIONAL INFORMATION

            Additional information relating to PolyMet may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”.

            Additional financial information is provided in the audited consolidated financial statements and MD&A for the most recently completed financial year. Copies of the financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

APPROVAL

            The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of PolyMet.

            DATED at Toronto, Ontario, as of the 20th day of May, 2015.

By Order of the Board of Directors

signed “Jonathan Cherry”
Director, President & Chief Executive Officer

SCHEDULE “A”

POLYMET MINING CORP.
CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES

1.		Board of Directors

	(a)	Disclose the identity of directors who are independent.

The Board of Directors have determined that Dr. David Dreisinger, W. Ian L. Forrest, Alan R. Hodnik, William Murray and Michael M. Sill are “independent”. Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with the Company that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors have determined that Jonathan Cherry, Matthew Daley and Stephen Rowland are not independent. Mr. Cherry serves as the President and Chief Executive Officer. Mr. Rowland and Mr. Daley are executives of Glencore AG, an insider of PolyMet.

	(c)	(c) Disclose whether or not a majority of directors are independent.	A majority of the Directors are independent.

(d)

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The Directors who are directors of other reporting issuers (or the equivalent) are:

			Name	Reporting Issuer
			Dr. David Dreisinger	Search Minerals, Inc.
			W. Ian L. Forrest	Poros SAS Georex SA, France
			William Murray	Prospero Silver Corp. Aura Minerals Inc.
			Alan R. Hodnik	Allete, Inc. Essentia Health

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without management and non-independent directors present, at each in person meeting of the Board and such other times as the independent directors deem necessary. Other than in person, meetings may also take place formally or informally over the telephone or electronically by way of e-mail. During the period from February 1, 2014 to January 31, 2015, the independent directors met in person without management and the non-independent directors three times.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES

(f)

Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, W. Ian L. Forrest is an independent director.

The roles and responsibilities of the Chairman are to provide effective Board leadership, oversee all aspects of the Company’s direction and administration and ensure that the Board carries out its responsibilities effectively and build a healthy corporate governance culture.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of the present directors for all Board of Directors meetings for the period February 1, 2014 to January 31, 2015 is as follows:

			Name	Attendance
			Jonathan Cherry	8/8
			Matthew Daley	5/5 (appointed on July 9, 2014)
			Dr. David Dreisinger	7/8
			W. Ian L. Forrest	8/8
			Alan R. Hodnik	7/8
			William Murray	6/8
			Stephen Rowland	4/8
			Michael Sill	8/8

2.		Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the Board Mandate can be found on the Company’s website at www.polymetmining.com.

3.		Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors have developed a written position for the Chair and the committee Chairs. The Charter of each committee sets out the responsibilities, duties and authority of all committee members.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board of Directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.

4.		Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

New directors receive orientation, commensurate with their previous experience, on the business, technology and industry and on the responsibilities of directors. In addition, they also receive a manual, which includes the Company’s charters, mandates, codes and policies (the “Manual”).

Orientation as to the nature and operation of the issuer’s business occurs through various means, including presentations by management and employees to give the directors additional insight into the business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Continuing education is provided to the directors through the following means: 1) review and supply of revisions to the Manual; 2) regular updates on the Company’s business; 3) notifications of changes in regulatory environment or director roles and responsibilities; 4) encouragement and funding to attend courses and conferences that will increase their own and the Board of Directors’ effectiveness.

W. Ian L. Forrest is a member of the Institute of Chartered Accountants of Scotland.

5.		Ethical Business Conduct

	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board of Directors have adopted a written Code of Business Conduct and Ethics, (the “Code”), for its directors, officers and employees.
		(i) disclose how an interested party may obtain a copy of the written code.	A copy of the Code can be found on the Company’s website at www.polymetmining.com.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

The board monitors compliance with the Code through its Audit Committee and the Corporate Secretary. In addition to answering questions or concerns regarding the Code, the Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES

(iii)

provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by the Company since February 1, 2014, the beginning of the most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of the directors or executive officers may have a material interest. Where appropriate, directors absent themselves from portions of a meeting of the Board of Directors or of a board committee to allow independent discussion of points in issue.

The Company complies with the relevant provisions under the Business Corporations Act (British Columbia) dealing with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, the Company gathers and monitors relevant information in relation to potential conflicts of interest a director or officer may have.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and governing policies.

The directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.		Nomination of Directors

The Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on the board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

	(a)	Describe the process by which the board identifies new candidates for board nomination.

In making its recommendations to the board of director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills the board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to the board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a board member.

	(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee consists of W. Ian L. Forrest (Chair), Alan R. Hodnik and Dr. David Dreisinger, all of whom are independent directors. Stephen Rowland is an ex-officio member, as he is not considered independent.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES

The Nominating and Corporate Governance Committee provides the board with recommendations of each nominee and specify qualifications, including personal qualities, characteristics, skills, experience, accomplishments, reputation, current knowledge in the countries and communities in which PolyMet operates business, as well as consider the ability to commit adequate time and resources to the Company. Though Mr. Rowland is not independent as he is an executive of PolyMet’s largest shareholder, Mr. Rowland is able to remain objective in the nominating process by abstaining from certain decisions made in the process where the Committee feels a potential conflict may arise.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	A copy of the Nominating and Corporate Governance Committee Charter can be found on the Company’s website at www.polymetmining.com

The Nominating and Corporate Governance Committee has full access to company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.		Compensation

Compensation for directors and officers is determined by the Compensation Committee. In determining compensation for the directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to PolyMet. In determining compensation for officers, the Compensation Committee utilizes the process described in the Management Proxy Circular under the heading “Statement of Executive Compensation - Objectives Executive Compensation”.

	(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of independent directors. The members of the Committee are W. Ian L. Forrest, Alan R. Hodnik, William Murray and Michael Sill.

The Compensation Committee provides the board with recommendations regarding the appointment, performance, succession and remuneration of officers, succession and leadership plans, remunerations and compensation policies.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	A copy of the Compensation Committee Charter can be found on the Company’s website at www.polymetmining.com

The Compensation Committee has full access to company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation consultant, The Human Well, has been retained since August, 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Human Well will continue to provide PolyMet with these similar compensation consulting services for the current fiscal year.

8.		Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

The Company has a Safety, Health and Environmental Committee whose purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment. A copy of the charter can be found on the Company’s website at www.polymetmining.com

The members of the Safety, Health and Environmental Committee are Jonathan Cherry, Matthew Daley, Dr. David Dreisinger, Alan R. Hodnik and Michael M. Sill.

The Company also has a Technical Steering Committee whose purpose is to oversee the development of production of PolyMet mining projects. The Committee reviews and assess the mine plan, financial model, project construction and operations.

The members of the Technical Steering Committee are Jonathan Cherry, Matthew Daley, Dr. David Dreisinger, William Murray and Stephen Rowland.

The Company also has a Capital Finance Committee whose purpose is to oversee the financing and use of proceeds related to PolyMet mining projects. The Committee reviews and assess the capital needs, financing plan, agreement terms, and proceeds usage.

The members of the Capital Finance Committee are Jonathan Cherry, W. Ian L. Forrest and Michael M. Sill.

The Company also has a Business Development and Risk Management Committee whose purpose is to oversee the business development as well as the enterprise risk management of PolyMet. The Committee reviews and assesses defensive and offensive strategies. The Committee also reviews and assesses the Company’s processes to manage and control risk, except for risks assigned to other committees of the Board or retained by the Board.

The members of the Business Development and Risk Management Committee are W. Ian L. Forrest, Alan R. Hodnik and William Murray.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

The Nominating and Corporate Governance Committee is mandated to ensure that the contributions of board members, committees of the board, and the board as a whole, are reviewed on an annual basis. To facilitate this annual assessment, the Board reviews an Annual Assessment Report and Questionnaires for the Board and each of its committees.

10.

Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for the Board of Directors. The Nominating and Corporate Governance Committee considers a number of factors when re-nominating incumbent directors or nominating new directors, including (i) personal qualities, characteristics, skills, experiences, accomplishments and reputation in the business community; (ii) current knowledge and contacts relevant to the Company's business; (iii) ability and willingness to commit adequate time and resources to Board and committee matters; and (iv) compliance with all legal and regulatory requirements of a Board member.

11.		Policies Regarding the Representation on the Board

	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. The Nominating and Corporate Governance Committee recommends board nominations based on qualifications, regardless of gender. The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

(b)

If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

N/A

12.

Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Nominating and Corporate Governance Committee recommends board nominations based on qualifications, regardless of gender. The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
13.

Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Officer appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.

14.		Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions -
(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

	(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

The Company does not have a “target” regarding women on its board. Board appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.

	(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Company does not have a “target” regarding of women in executive officer positions. Officer appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.	N/A

15.		Number of Women on the Board and in Executive Officer Positions

	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	None (0%)

	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	One (20%)